AMENDMENT TO
                                     BY-LAWS
                                       OF
                                 ABN AMRO FUNDS


         The Bylaws of ABN AMRO Funds are amended as follows:

Section 1.        Agreement and Declaration of Trust and Principal Office

1.1 Agreement and Declaration of Trust. These By-Laws shall be subject to the Agreement and Declaration of Trust, as from time to time in effect (the "Declaration of Trust"), of ABN AMRO Funds, the Massachusetts business trust established by the Declaration of Trust (the "Trust").

1.2 Principal Office of the Trust. The principal office of the Trust shall be located in Providence, Rhode Island.